# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPRUCE BIOSCIENCES, INC., CIK 0001683553
CUSIP: 85209E109
Title of class of securities: Common shares
Address of issuer's principal executive offices: 611 GATEWAY BOULEVARD, SUITE 740, 611 GATEWAY BOULEVARD, SUITE 740, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001622627-24-000002
Filed by CIK 0001622627

## Reporting persons
- Rosalind Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SALAMON STEVEN A J: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Aharon Gil: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rosalind Master Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SPRUCE BIOSCIENCES, INC.
Address of issuer's principal executive offices: 611 GATEWAY BOULEVARD, SUITE 740, 611 GATEWAY BOULEVARD, SUITE 740, SOUTH SAN FRANCISCO, CALIFORNIA, 94080

## Item 2. Person Filing
Name of person filing:
Rosalind Advisors Inc. Advisor to RMF
Rosalind Master Fund L.P. RMF
Steven Salamon President
Steven Salamon is the portfolio manager of the Advisor which advises RMF.
Address of principal business office or, if none, residence:
Rosalind Advisors, Inc.
15 Wellesley Street West,
Suite 326
Toronto, Ontario
M4Y 0G7 Canada

Rosalind Master Fund L.P.
P.O. Box 309
Ugland House, Grand Cayman
KY1-1104, Cayman Islands

Steven Salamon
15 Wellesley Street West,
Suite 326
Toronto, Ontario
M4Y 0G7 Canada

Gilad Aharon
15 Wellesley Street West,
Suite 326
Toronto, Ontario
M4Y 0G7 Canada
Citizenship:
Steven Salamon, Ontario, Canada
Gilad Aharon, Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF. Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares held by RMF. Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim beneficial ownership of the shares.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Rosalind Advisors, Inc.: Steven Salamon, President (02/13/2025)
- SALAMON STEVEN A J: Steven Salamon, Steven Salamon (02/13/2025)
- Aharon Gil: Gil Aharon, Gil Aharon (02/13/2025)
- Rosalind Master Fund L.P.: Mike McDonald, Director, Rosalind (Cayman) Ltd. (as General Partner to Rosalind Master Fund) (02/13/2025)